This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Capped Return Enhanced Notes Linked to Lennar Corporation. due December 26, 2013

The notes are designed for investors who seek a return of twice the appreciation of Lennar Corporation up to a maximum return of 18.60% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Final Stock Price is less than the Initial Stock Price, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Reference Stock: The class A common stock, $0.10 par value, of Lennar Corporation

Upside Leverage Factor: 2.0

Maximum Return: At least 18.60%.

For example, if the Stock Return is equal to or greater than 9.30%, you will receive the Maximum Return of 18.60%, which entitles you to a maximum payment at maturity of $1,186.00 per $1,000 principal amount you hold. The actual Maxmium Return and the actual maxmium payment at maturity will be determined on the pricing date and will not be less than 18.60% or $1,186.00 per $1,000 principal amount note, respectively.

Stock Return: (Final Stock Price – Initial Stock Price) / Initial Stock Price

Initial Stock Price: The closing price of one share of the Reference Stock on the pricing date

Final Stock Price: The arithmetic average of the closing levels of the Stock on each of the Ending Averaging Dates

Payment at Maturity: If the Final Stock Price is greater than the Initial Stock Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Stock Return multiplied by 2, subject to the Maximum Return. Accordingly, if the Final Stock Price is greater than the Initial Stock Price, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Stock Return x 2)] , subject to the Maximum Return

If the Final Stock Price is equal to the Initial Stock Price, you will receive the principal amount of your notes at maturity.

Your investment will be fully exposed to any decline in the price of the Reference Stock. If the Final Stock Price is less than the Initial Stock Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Initial Stock Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Stock Return)

You will lose some or all of your investment at maturity if the Final Stock Price is less than the Initial Stock Price

Pricing Date: September 20, 2013

Ending Averaging Dates: December 16, 2013, December 17, 2013, December 18, 2013, December 19, 2013, and December 20, 2013 (the Final Ending Averaging Date)

Preliminary Termsheet: http://www.sec.gov/Archives/edgar/data/19617/000095010313005463/dp40743_fwp-0923.htm

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss.
- The appreciation potential of the notes is limited, and you will not participate in any appreciation in the price of the Stock above the Maximum Return.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- No ownership or dividend rights in the Reference Stock.
- Lack of liquidity - J.P. Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- No affiliation with the Reference Stock issuer.
- No interest payments.
- The anti-dilution protection for the Reference Stock is limited and may be discretionary.
- JPMS's estimated value does not represent the future value of the notes and may differ from others' estimates.
- JPMS's estimated value will be lower than the issue price (price to the public) of the notes.
- JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt.
- Secondary market prices of the notes will likely be lower than the price you paid for the notes and will be be impacted by many economic and market factors.
- The averaging convention used to calculate the Final Stock Price could limit returns.

Hypothetical Return for the Notes at Maturity

$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
Payment at Maturity
Note Payoff at Maturity
Stock Return
-30%
-20%
-10%
0%
10%
20%
30%
Stock Return

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used herein is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

Each hypothetical total return or hypothetical payment at maturity set forth above and below assumes an Initial Stock Price of $34.00 and a Maximum Return of 18.60%. The actual Maximum Return will be determined on the pricing date and will not be less than 18.60%.

Hypothetical Examples of Amounts Payable at Maturity

Final Stock Price	Stock Return	Total Return on Notes
61.20	80.00%	18.60%
51.00	50.00%	18.60%
47.60	40.00%	18.60%
44.20	30.00%	18.60%
42.50	25.00%	18.60%
40.32	18.60%	18.60%
37.16	9.30%	18.60%
34.85	2.50%	5.00%
34.34	1.00%	2.00%
34.00	0.00%	0.00%
32.30	-5.00%	-5.00%
30.60	-10.00%	-10.00%
28.90	-15.00%	-15.00%
23.80	-30.00%	-30.00%
20.40	-40.00%	-40.00%
17.00	-50.00%	-50.00%
3.40	-90.00%	-90.00%
0.00	-100.00%	-100.00%

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

Filed pursuant to Rule 433
Registration Statement No. 333-177923
Dated: September 17,2013